2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING ANNOUNCES CANADIAN TAX ELECTION
INSTRUCTIONS AVAILABLE ON WEBSITE

July 18, 2007 (TSX: LUN; SSE: LUMI, AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") announces that Canadian tax election instructions and forms pursuant to the business combination of Lundin Mining and Tenke Mining Corp. ("Tenke") are available on the following website: www.tnkluntaxes.com. For questions or further information about the tax election process, please call toll free 1-866-609-8612 or in Vancouver 604-806-7264.

The exchange of Tenke shares for Lundin Mining shares and cash is considered a taxable event for Canadian income tax purposes. However, it is possible to defer some or all of any tax resulting from the share exchange by filing, jointly with Lundin Mining, a Section 85 Tax Election Form, and submitting the Tax Election Form to the Canada Revenue Agency.

The tax election form may be submitted to Lundin Mining via the website noted above or via mail or courier to: Lundin Tax Election Process, 250 Howe Street, Suite 200, Vancouver, B.C., V6C 3S7.

The deadline for submission of the tax election form to Lundin Mining is October 15, 2007. All eligible holders who wish to make a Section 85 election should give their immediate attention to this matter, and in particular should consult their tax advisors without delay.

Any eligible holder who does not ensure that Lundin Mining receives the holder’s completed Section 85 form(s) before October 15, 2007 cannot be assured of benefiting from the rollover provisions of the Income Tax Act (Canada) (or the corresponding provisions of any applicable provincial tax legislation).

Some shareholders will not need to file a Tax Election Form. If you meet any of the following criteria you are not required to file a Tax Election Form:

  You are a non-resident of Canada (certain exceptions apply)
  You held all of your Tenke shares in an RRSP, RRIF, RESP, RPP or other tax-exempt plan
  You realized a tax loss as a result of the disposition of your Tenke shares

Tenke shareholders who are not resident in Canada should consult with their tax advisors to ascertain the tax ramifications to them of the exchange of Tenke shares for Lundin Mining shares.

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged in the extraction, development, acquisition and discovery of base metal deposits internationally. The company currently owns four operating mines: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland. A fifth mine under development, the Aljustrel mine in Portugal, will be brought into production in the third quarter of 2007. In addition, the Company holds an extensive exploration portfolio as well as interests in international ventures and development projects including the world class Ozernoe zinc project in Russia and the Tenke Fungurume copper/cobalt project in the DRC.

For further information, please contact:

Catarina Ihre, Investor Relations, Europe: +46-706-07-92-63
Sophia Shane, Investor Relations, North America: +1-604-689-7842